Titan 500 Fund Reverse Stock Split

Effective April 21, 2003, the Titan 500 Fund, H Class shares and C Class shares, underwent a 1-for-3 reverse split. The effect of this transaction was to divide the number of outstanding shares by three, while multiplying the net asset value per share by three. There was no change in the aggregate market value of the outstanding shares as a result of this transaction.